1875 K Street, N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

September 15, 2020

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,376, 2,377 and 2,378

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") numbers 2,376, 2,377, and 2,378 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of each of the iShares ESG Screened S&P 500 ETF (the "S&P 500 Fund"), the iShares ESG Screened Mid-Cap ETF (the "Mid-Cap Fund"), and the iShares ESG Screened Small-Cap ETF (together with the S&P 500 Fund and the Mid-Cap Fund, the "Funds" and each, a "Fund"), each a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided supplemental comments to the Trust on September 15, 2020. For your convenience, the Staff's comment is summarized below and is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment: Please disclose in the Prospectus of each Fund the number of index components (a range is acceptable).

Response: The Trust respectfully notes that each Fund's Statement of Additional Information includes disclosure of the approximate number of components of the applicable Underlying Index in the section "Construction and Maintenance of the Underlying Index."

* * * *

NEW YORK WASHINGTON HOUSTON PALO ALTO SAN FRANCISCO CHICAGO PARIS LONDON FRANKFURT BRUSSELS MILAN ROME

Securities and Exchange Commission

September 15, 2020

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Michael Gung George Rafal James Hahn Samuel Bolam